FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 000-30850
Valcent Products Inc.

789 West Pender Street
Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

Purchase and Sale Agreement

On September 26, 2008, Valcent Products, Inc. (the Company) entered into an agreement with Global Green Solutions Inc.  (Global Green) to purchase its entire interest (Membership Interest) in Vertigro Algae Technologies LLC, (“VAT”), the company responsible for developing the Company’s proprietary technologies to produce algae biomass fuels and other algae products. The price to be paid for the Membership interest is US$5 million in cash and 5 million common shares in the capital of the Company.  The transaction is to be completed within 60 days and is subject to finance.

The Company and Global Green further agreed that Global Green, on a non-exclusive basis, may be engaged to facilitate the commercialization and development of the Company’s technologies with particular emphasis on bio mass power generation including the integration of Global Green’s “Greensteam” applications, the terms and consideration for which are to be determined on a project specific basis.

 SEE EXHIBIT 10.1

On October 1, 2008, Valcent Products, Inc. issued a press release announcing that it had reached an agreement with Global Green Solutions Inc. to purchase Global Green’s 50% interest in Vertigro Algae Technologies LLC, (“VAT”) for US$5 million and 5 million common shares of Valcent, subject to finance.

SEE EXHIBIT 99.1

Exhibit Number	Description of Exhibit

10.1	Purchase and Sale Agreement dated September 26, 2008
 99.1                    News Release dated October 1, 2008
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: October 1, 2008	By:	/s/ George Orr
Name: George Orr
Title: Director

 2

Exhibit 10.1

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (“Agreement”) is entered into and effective as of the 26th day of September 2008, by and among Global Green Solutions, Inc. (“Seller”), a Nevada Corporation, Valcent USA, Inc. (“Purchaser”), a Nevada Corporation, and Vertigro Algae Technologies LLC, a Texas limited liability company (the “Company”).

RECITALS:

WHEREAS, Purchaser and Seller are members of the Company with each owning a 50% membership interest in the Company.

WHEREAS, the Company is a licensee pursuant to the Technology License Agreement by and among PAGIC LP, West Peak Ventures of Canada, Ltd. and the Company, with an effective date of May 7, 2008 whereby the Company received a license for certain Algae Biomass Technology, as such term is defined in the License Agreement.

WHEREAS, the Purchaser, the Seller and the Company are parties to an Operating Agreement effective as of May 5, 2008 (the “Operating Agreement”).

WHEREAS, Purchaser desires to purchase and Seller desires to sell, Seller’s entire interest in the Company (the “Membership Interest”), subject to the terms and conditions contained in this Agreement.

AGREEMENT:

NOW THEREFORE, in consideration of the terms and conditions contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.  Purchase and Sale.  Subject to the terms of this Agreement, at the Closing (as defined in Section 2 below) Purchaser shall purchase and Seller shall sell the Membership Interest, consisting of all rights to Seller’s capital account in the Company, and all rights to its percentage interest of each item of profit, loss and distribution of the Company allocated subsequent to the date of this Agreement (the “Purchase”).

2.  Purchase Price; Closing Date; Closing Contingencies.

(a)  The price to be paid for the Membership Interest is $5,000,000 (US) in cash, less the amount in advances made by Purchaser on Seller’s behalf through July 31, 2008 pursuant to Section 6.3.1(a) of the Operating Agreement  (the “Cash Proceeds”) and 5,000,000 shares of common stock (the “Shares”) of Valcent Products, Inc. (“Valcent”).  The Cash Proceeds and the Shares are collectively referred to as the “Purchase Price” and shall be  delivered to Seller on the Closing Date.

(b)  The closing of the Purchase (the “Closing”) shall take place at the offices of Purchaser, Vancouver, BC, Canada at 10:00am Pacific Time on the first business day that is 60 days from the date of this Agreement, or on such date and time as Purchaser and Seller may otherwise mutually agree (the “Closing Date”). Closing may occur via facsimile or pdf signatures on all documents, except that the original stock certificate representing the Shares shall be tendered at the Closing.

(c)  Closing of the Purchase is expressly conditioned on Purchaser obtaining funding of not less than US$10.0 million in a private offering, of which the Cash Proceeds amount is specifically earmarked for payment under this Agreement.

3.  Rights and Obligations of Purchaser and Seller. On and after the Closing Date,  Purchaser shall be entitled to receive the distributions and allocations with respect to the Membership Interest, and is subject to all of the obligations associated therewith.  Seller shall have no further rights or obligations with respect to the Membership Interest, including, without limitation, any duty or obligation by Seller to Purchaser for any amounts advanced by Purchaser to the Company after July 31, 2008 and evidenced as a loan pursuant to Section 6.3.1(a) of the Operating Agreement. Should the Closing not occur, then all amounts advanced by Purchaser to the Company and evidenced as a loan pursuant to Section 6.3.1(a) of the Operating Agreement, whether before or after July 31, 2008, shall continue in effect as a loan and the provisions of the Operating Agreement will continue to apply to such advances, and the Operating Agreement will continue to govern the parties in all respects.

4.  Acknowledgments Regarding Certain Agreements.

(a)           Purchaser, the Company and Seller collectively agree and acknowledge that the following agreements (the “3P Agreements”) shall be properly transferred to the Company in form and manner to be agreed upon by the parties, and the Seller shall, on and after the Closing Date, have no further rights or claims in the 3P Agreements except as expressly provided in Section 5.

(i)	Stakeholders Letter of Agreement dated July 10, 2007 governing Business Development and Support Services between Seller and SGC Energia SBPS, SA, attached as Exhibit A.

(ii)	Stakeholders Letter of Agreement dated July 10, 2007 governing Pilot & Production Facilities Operating Agreement between Seller and SGC Energia SGPS, SA, attached as Exhibit B.

(iii)	Stakeholders Letter of Agreement dated August 17, 2007 between Seller and ALG Biofuels (PTY) LTD, attached as Exhibit C.

(b)           The Seller agrees to help to facilitate a letter of agreement, governing pilot & production facilities, between the Company and Applied Renewables, S.A., subject to terms and conditions to be determined by the Company.

5.  Strategic Relationship.  The Company and the Seller agree that the Seller, on a non-exclusive basis, may be engaged to facilitate the commercialization and development of the Company’s technologies, with particular emphasis on bio mass power generation including the integration of the Seller’s “Greensteam” applications, the terms and consideration for which are to be determined on a project by project basis.

6.  Resignation of Board Members.  Effective the Closing Date, Douglas Frater and Elden Schorn shall tender their respective resignations as directors of the Company.

7.  Seller's Representations and Warranties. Except as set forth in this Agreement,  Seller, both on the date of this Agreement and on the Closing Date:

(a)  Represents and warrants that it is the record and beneficial owner of the entire Membership Interest.  Upon execution of this Agreement, Purchaser will receive good and marketable title to such Membership Interest, free and clear of any claims, liens, pledges and encumbrances of any kind.

(b)  Represents and warrants that it has full power and authority to make, execute and perform this Agreement and the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Seller and is a valid and binding obligation of Seller enforceable in accordance with its terms.

(c)  Represents and warrants that neither the execution and delivery of this Agreement nor the performance of its terms by Seller will result in any material breach of the terms and conditions of, or constitute a default under, any material agreement, lease, mortgage, note, instrument, undertaking, judgment, decree, governmental order or other restriction or obligation to which Seller (to Seller’s knowledge as a Member of the Company) is a party which prohibits Seller's ability to perform its obligations pursuant to this Agreement.

(d)  Acknowledges that the Shares have been offered and sold without registration under the Securities Act of 1933, as amended, or under similar provisions of state law.

(e)  Acknowledges that it is fully aware of the economic risks of an investment in Valcent, and that such risks must be borne for an indefinite period of time, and that Seller considers itself to possess experience and sophistication as an investor that are adequate for the evaluation of the merits and risks of Purchaser’s investment in the Shares.

(f)  Represents and warrants that it is acquiring the Shares for its own account, for investment, and with no view to the distribution of the Shares or any interest therein.

(g)  Represents that it has consulted with such legal, tax, investment, financial, and other advisors regarding his acquisition of the Shares as it deemed necessary or appropriate in the circumstances.

(h)  Represents that it has received and reviewed such information about Valcent’s business (and any proposed business), assets, financial condition, management, risks relating to Valcent and the business, and such other information regarding the acquisition of the Shares that it has (in consultation with such advisors as Seller has deemed appropriate) determined to be necessary or appropriate in the circumstances.

(i)  Agrees not to transfer, or to attempt to transfer, all or any of the Shares without registration under the Securities Act of 1933, as amended, and any applicable state securities laws, unless the transfer is exempt from such registration requirements.

8.  Purchasers Representations and Warranties.  Except as set forth in this Agreement, Purchaser, both on the date of this Agreement and on the Closing Date:

(a)  Represents and warrants that it has full power and authority to make, execute and perform this Agreement and the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Seller and is a valid and binding obligation of Seller enforceable in accordance with its terms.

(b)  Represents that the Shares to be issued have been duly authorized by all necessary corporate action and, when issued in accordance with the terms hereof, the Shares shall be validly issued and non-assessable.

9.  Conditions Precedent to Closing.  The obligations of the parties to consummate the Purchase shall be subject to the following:

(a)  The following are conditions precedent for Purchaser:

(i)	Execution of appropriate assignment and assumption documents by Seller and Purchaser with respect to 3P Agreements.

(ii)	Purchaser obtaining funding of not less than US$10.0 million in a private offering, with the Cash Proceeds amount specifically earmarked for payment under this Agreement.

(iii)	Closing Certificate signed by Seller acknowledging that Seller’s Representations and Warranties continue to be true in all material respects as of the Closing Date.

(iv)	Non-Compete and Confidentiality Agreements in the form attached as Exhibit E, duly executed by Seller and by each of Seller’s officers and directors in their individual capacities.

(b)  The following are conditions precedent for Seller:

(i)	Execution of appropriate assignment and assumption documents by Seller and Purchaser with respect to 3P Agreements.

(ii)	Purchaser obtaining funding of not less than US$10.0 million in a private offering, with the Cash Proceeds amount specifically earmarked for payment under this Agreement.

(iii)	Closing Certificate signed by Purchaser acknowledging that Purchaser’s Representations and Warranties continue to be true in all material respects as of the Closing Date.

10.  Termination. This Agreement may be terminated and the Purchase may be abandoned at any time prior to Closing:

(a)  by mutual written consent of Purchaser and Seller; or

(b)  by either Purchaser or Seller, if the Purchase has not been consummated on or before the Closing Date.

In the event this Agreement is terminated and no Closing occurs,  Sections 3, 7 & 8 shall survive the termination.

11.  Notice and Other Instruments.  Any notice, demand or other communication required or permitted to be given to a party must be in writing and shall be delivered to the address of that party set forth below:  (i) personally; (ii) via overnight courier; (iii) via certified or registered mail; (iv) via facsimile; or (v) via e-mail. Any party may give written notice to the other party of a change of address to some other address, in which event any communication must thereafter be given to that party, at the last such changed address of which the party communicating has received written notice.

To Purchaser:

Valcent USA Inc.
789 West Pender Street, Suite 1010
Vancouver, British Columbia, Canada V6C 1H2
Attn: Grant Atkins
Tel: (604) 637-3106
Fax: (604) 606-7980
To Seller:

Global Green Solutions Inc.
789 West Pender Street, Suite 1010
Vancouver, British Columbia, Canada V6C 1H2
Attn: Elden Schorn
Tel: (604) 637-3106
Fax: (604) 606-7980

To the Company:

Vertigro Algae Technologies LLC
61 North Mesa,
El Paso, Texas  79999

12.  Headings.  Headings to the sections, paragraphs, subparagraphs and clauses of this Agreement have been inserted for convenience of reference only, and are not to affect its construction.

13.  Governing Law.  This Agreement and the rights, remedies, powers, covenants, duties and obligations of the parties will be construed in accordance with and governed by the laws of the State of Texas and the federal laws of the United States.

14.  Severability.  If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, that fact will not affect the validity, legality or enforceability of the remaining provisions of this Agreement or any valid, legal or enforceable parts of the impugned provision.

15.  Binding on Successors.  This Agreement will inure to the benefit of and be binding upon each of the parties and their respective heirs, executors, administrators, successors and permitted assigns.

16.  Amendment and Waiver.  This Agreement may not be amended, waived, discharged or terminated except by a document executed by the party against whom enforcement of the amendment, waiver, discharge or termination is sought. No modification, amendment or waiver of any provision of this Agreement will be effective against a party to this Agreement unless such modification, amendment or waiver is approved in writing by such party.

17.  Entire Agreement.  This Agreement between Seller, Purchaser and the Company, including all exhibits and attachments, sets out the entire agreement and understanding of the parties and supersedes all prior oral and written agreements, undertakings and understandings.

18.  Counterparts; Facsimile Signatures.  This Agreement may be executed in separate counterparts each of which will be an original and all of which taken together will constitute one and the same agreement.  Any signature page delivered by a fax machine shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

            PURCHASER:

VALCENT USA, INC

By:          //s/“Gerry Jardine”
Name:  Gerry Jardine
Title:    Director
By:          //s/ “Glen Kertz”
Name:  Glen Kertz
Title:    CEO
SELLER:

GLOBAL GREEN SOLUTIONS, INC.

By:          //s/” Robert Baker”
Name: Robert Baker
Title:   Director
By:          //s/ “Elden Schorn”
Name: Elden Schorn
Title:   Chairman of the Board
By:          //s/ “Doug Frater”
Name: Doug Frater
Title:  President
COMPANY:

VERTIGRO ALGAE TECHNOLOGIES, LLC

By:          //s/” George Orr”
Name: F. George Orr
Title:   Director

By:          //s/ “Elden Schorn”
Name: Elden Schorn
Title:   Director

Exhibit E
NON-DISCLOSURE AND NON-COMPETITION AGREEMENT

THIS NON-DISCLOSURE AND NON-COMPETITION AGREEMENT (“Agreement”) is effective as of September 26, 2008, by and among Valcent USA, Inc. (the “Purchaser”), a Nevada corporation; Vertigro Algae Technologies, LLC (the “Company”), a Texas limited liability company; Global Green Solutions, Inc. (the “Seller”), a Nevada corporation; and each of Global Green Solutions’ officers and directors, (collectively the “Affiliates”).  Seller and the Affiliates are collectively referred to as the Sellers.

RECITALS

           WHEREAS, Purchaser and Seller are members of the Company with each owning a 50% membership interest in the Company.

WHEREAS, the Company is a licensee pursuant to the Technology License Agreement by and among PAGIC LP, West Peak Ventures of Canada, Ltd. and the Company, with an effective date of May 7, 2008 whereby the Company received a license for certain Algae Biomass Technology, as such term is defined in the License Agreement.

WHEREAS, Purchaser is purchasing, and Seller is selling, Seller’s entire membership interest in the Company as more fully described in the Purchase and Sale Agreement dated concurrently herewith.

NOW THEREFORE, for fair and adequate compensation the parties hereby agree as follows:

ARTICLE II -  NON-COMPETITION; CONFIDENTIALITY

Section 2.1  During the term of this Agreement, except as provided in the Purchase and Sale Agreement, Sellers shall not own, manage, operate, control, be employed by, participate in, or be connected in any manner with the ownership, management, operation or control of any business which develops, markets or sells algae biomass growing technology, including but not limited to the technology defined as Algae Biomass Technology in the License Agreement (hereinafter the “Vertigro Business”).  Further, Sellers shall not be involved, directly or indirectly, with any promotion or solicitation of the Vertigro Business. Notwithstanding the foregoing, Sellers may make passive investments in companies involved in the Vertigro Business, provided any such investment does not exceed a 5% equity interest and they have no management or board representation (hereinafter “Equity Participation”), unless Sellers obtain written consent to acquire an Equity Participation from Purchaser.  In the event of Sellers’ actual or threatened breach of this paragraph, Purchaser or the Company shall be entitled to a preliminary restraining order and injunction restraining Sellers from violating its provisions.  Nothing in this Agreement shall be construed to prohibit Purchaser or the Company from pursuing any other available remedies for such breach or threatened breach, including the recovery of damages from Sellers.  Sellers specifically agree that this Section 1.1 will not place an undue burden on Seller, that the terms and scope of this section are reasonable, and that Sellers’ agreement to this Section 1.1 will not significantly limit Sellers’ employment opportunities and mobility.  If any of the provisions of this Section 1.1 are found by a Court of competent jurisdiction to be invalid under the laws of the State of Texas, then this section shall be deemed enforceable to the maximum extent permitted under Texas law. Nothing in this Agreement shall restrict Seller from conducting any activity other than the Vertigro Business, except by mutual agreement of Seller and the Company, including any activity conducted by Seller on the date immediately preceding signature of the License Agreement, including any natural evolution thereof.

1.2           a.           Sellers recognize and acknowledge that the Company uses certain information, including trade secrets, that is unique to the Vertigro Business (hereinafter “Confidential Information”).  Therefore, Sellers agree as follows:

(i)  That Sellers will hold in strictest confidence and not disclose, reproduce, publish or use in any manner, without the express authorization of the Board of Directors of Purchaser or the Company, any Confidential Information.

(ii)  That upon request or at the time of closing the Purchase and Sale Agreement, Sellers will deliver to Purchaser or its designee, and not keep or deliver to anyone else, any and all notes, memoranda, documents and, in general, any and all material relating to the Vertigro Business.

(iii)  In order to protect the Confidential Information of the Company and avoid injury to the Company, Sellers agree that for three years following the closing of the Purchase and Sale Agreement:

(a)            Sellers will not directly or indirectly solicit or in any manner encourage employees of the Company or Purchaser to leave its employ.

    (b)           In the event of a breach or threatened breach by Sellers of the provisions of this paragraph 1.2, Purchaser or the Company shall be entitled to an injunction (i) restraining Sellers from disclosing, in whole or in part, any information as described above or from rendering any services to any person, firm, corporation, association or other entity to whom such information, in whole or in part, has been disclosed or is threatened to be disclosed; and/or (ii) requiring that Sellers deliver to Purchaser all information, documents, notes, memoranda and any and all other material as described above.  Nothing herein shall be construed as prohibiting Purchaser or the Company from pursuing other remedies available to Purchaser or the Company for such breach or threatened breach, including the recovery of damages from Sellers.

(c)           Neither Purchaser nor Seller shall be entitled to make any public announcement about the transaction contemplated by the Purchase and Sale Agreement without the prior written consent of the other party, except as may be required by applicable law.

TERM OF AGREEMENT

2.1.           This Agreement shall be in effect for a term of three years after the date first set forth above; provided however, that Paragraph 1.2 shall survive the termination of this Agreement.

MISCELLANEOUS

3.1           Entire Agreement. This Agreement and the Purchase and Sale Agreement of same date represent the entire agreement between the parties and supersede all prior negotiations, representations, agreements, arrangements, and understandings, if any, either written or oral, between the parties with respect to the subject matter of this Agreement, none of which shall be used to interpret or construe this Agreement.  If any term, covenant, condition or provision of this Agreement or the documents and instruments executed and delivered in connection herewith is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  Notwithstanding any provision in this Agreement, the parties may mutually agree, by separate written instrument, to permit exceptions to any of the terms of this Agreement.

3.2.           Assignment Prohibited.  No assignment of this Agreement shall be made without the prior written consent of the other parties.

3.3.           Amendments.  No party may amend this Agreement or rescind any of its existing provisions without the prior written consent of the other parties.

3.4.           Law Governing.  This Agreement has been executed and delivered in the State of Texas and shall be construed and enforced in accordance with the laws of such state.  If any suit shall be brought by either party to enforce or cancel this Agreement, the court shall award the prevailing party in such suit its costs and expenses necessarily incurred in connection therewith, including reasonable attorney’s fees to be fixed by the court.

3.5.           Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and will become effective and binding upon the parties at such time as all of the signatories hereto have signed a counterpart of this Agreement.  All counterparts so executed shall constitute one Agreement binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the same counterpart.  In all other respects, this Agreement shall continue to remain in full force and effect. Facsimile and electronic mail transmissions containing signatures shall be considered delivery and shall be deemed binding.

[Remainder of page intentionally left blank.  Signatures follow.]

IN WITNESS WHEREOF, the parties have executed this Non-Disclosure and Non-Competition Agreement on the date first written above.

            PURCHASER:

VALCENT USA, INC

By:          //s/“Gerry Jardine”
Name:  Gerry Jardine
Title:    Director
By:          //s/ “Glen Kertz”
Name:  Glen Kertz
Title:    CEO
SELLER:

GLOBAL GREEN SOLUTIONS, INC.

By:          //s/” Robert Baker”
Name: Robert Baker
Title:   Director
By:          //s/ “Elden Schorn”
Name: Elden Schorn
Title:   Chairman of the Board
By:          //s/ “Doug Frater”
Name: Doug Frater
Title:  President
COMPANY:

VERTIGRO ALGAE TECHNOLOGIES, LLC

By:          //s/” George Orr”
Name: F. George Orr
Title:   Director

By:          //s/ “Elden Schorn”
Name: Elden Schorn
Title:   Director

Exhibit 99.1
NEWS RELEASE

OCTOBER 1, 2008                                                                                                                                                                    OTC BB: VCTPF   CUSIP: 918881103

VALCENT PURCHASES REMAINING 50% of
OF VERTIGRO ALGAE TECHNOLOGIES LLC
El Paso, TX. – October 1, 2008 -Valcent Products Inc. (“Valcent”) has reached agreement with Global Green Solutions Inc. (“Global Green”) to purchase the remaining 50% interest in Vertigro Algae Technologies LLC, (“VAT”) for US$5 million and 5 million common shares of Valcent.  The transaction is to be completed within 60 days subject to finance. Prior to closing, Valcent intends to sell two additional country licenses for its High Density Vertical Growing systems, which will be the source of funds for the VAT purchase. In addition, the Company is working closely with a senior investment banking group. On closing, Valcent will own a 100% interest in VAT which is developing proprietary technologies to produce algae biomass fuels and other algae products.  In addition, Valcent will sell VAT’s algae technologies to Global Green on commercial terms.

VAT owns the exclusive worldwide rights (excluding Nevada,) to the sales, marketing, and commercialization of the proprietary algae production technologies. VAT is building a 100 panel algae bio-reactor and intends to be in production testing during the first quarter of 2009.

Glen Kertz,  Valcent’s CEO notes, “this strategic purchase clears the way for senior sponsorship of Vertigro Algae Technologies LLC as it prepares to complete  the 100 panel reactor which will then allow design of a commercial scale production unit.”  He further commented, “Global Green was a significant partner during the start up phase of Vertigro over the last 2 years and Valcent fully intends to continue to work with them by providing algae technologies for deployment in their biomass power generation business on normal commercial business terms”.

About Valcent Products, Inc:

Valcent Products Inc. (OTCBB: VCTPF) develops highly innovative consumer and industrial products and processes for global markets. Valcent is a pioneer and leader in ecotechnology with its core research and development in sustainable, renewable, and intense growth of agricultural products. For more information, visit: www.valcent.net

Contacts:
Investor Relations                                                                                                 Media Relations
Gerry Jardine or Mike Parker                                                                                    Nancy Tamosaitis
866.408.0153 or 800.877.1626                                                                                  Vorticom Public Relations
info@valcent.net                                                                                                      212.532.2208
                                                                                                                               Nancyt@vorticom.com

FORWARD-LOOKING STATEMENTS: This press release contains forward-looking information as defined by the Securities and Exchange Commission (the "SEC"). This material contained in this press release that addresses activities, events or developments that Valcent Products Inc. believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements by definition involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Valcent to be materially different from the statements made herein. Among others, these risks include but are not limited to the following: (i) limited liquidity and capital resources; (ii) serious business competition, (iii) fluctuations in operating results may result in unexpected reductions in revenue and stock price volatility; (iv) delays in product releases and introductions may result in unexpected reductions in revenue and stock price volatility, and (v) errors or defects in products may cause a loss of market acceptance and result in fewer sales. Furthermore, Valcent does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in Valcent's recent filings with the SEC.